Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-663-9097
514-982-7270
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

Security Class
Holder Account Number
Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.
A B C 1 2 3 X X

Proxy Form — Annual General Meeting to be held on October 21, 2003

Notes to Proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

Receive Documents Electronically —  You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
* Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call 1 8XX XXX-XXXX	* Go to the following web site: www.computershare.com/ca/proxy	* You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote on-line, you can still enrol by visiting www.computershare.com — click "Investors", "View Shareholding", and after accessing your account, click "Communication Details".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890    PROXY ACCESS NUMBER 12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 p.m. (Toronto Time), on October 20, 2003, or in the case of an adjournment of the Leitch Annual General Meeting, by no later than 5:00 p.m. (Toronto Time) on the business day immediately preceding the date of such adjourned meeting.

All holders of shares refer to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Leitch Technology Corporation hereby appoint(s):
Stanley J. Kabala, President and Chief Executive Officer, or failing him Salil Munjal, Chief Operating Officer,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual General Meeting of Leitch Technology Corporation to be held at TSX Conference Centre (Auditorium), Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario on October 21, 2003 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors The nominees proposed by Management are: William F. Baker; David A. Chaikof; Albert Gnat; Anthony Griffiths; Gilles Hurtubise; Stanley J. Kabala; John A. MacDonald; Graham W. Savage, Brian Semkiw

FOR all nominees:

WITHHOLD vote for all nominees:

2. Appointment of Auditors

For Withhold

Appointment of KPMG LLP as auditors of the Corporation and authorizing the directors to fix the auditors' remuneration

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day Month Year

Quarterly Financial Statements Request

☒  Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

LTVQ

001WRC